UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

________________________

WHITEHALL JEWELLERS, INC.

(Name of Subject Company)

________________________

JWL ACQUISITION CORP.

NEWCASTLE PARTNERS, L.P.

(Names of Filing Persons—Offeror)

____________________________________

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

______________________

965063100

(Cusip Number of Class of Securities)

________________________

MARK E. SCHWARZ

MANAGING MEMBER

NEWCASTLE PARTNERS, L.P.

300 Crescent Court, Suite 1110

Dallas, Texas 75201

(214) 661-7474

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

STEVEN WOLOSKY, ESQ.

OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(212) 451-2300

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.
issuer tender offer subject to Rule 13e-4.
going-private transaction subject to Rule 13e-3.
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

PRESS RELEASE

FOR IMMEDIATE RELEASE:

NEWCASTLE PARTNERS TO LAUNCH CASH TENDER OFFER FOR WHITEHALL JEWELLERS FOR $1.20 PER SHARE

NEWCASTLE PARTNERS FILES PRELIMINARY PROXY STATEMENT IN OPPOSITION TO PROPOSALS RELATING TO A PENDING FINANCING TRANSACTION BETWEEN WHITEHALL JEWELLERS AND INVESTMENT FUNDS

Dallas, TX – November 29, 2005 — Newcastle Partners, L.P. (“Newcastle”), which owns an aggregate of 2,018,400 shares or approximately 14.5% of common stock of Whitehall Jewellers, Inc. (OTC:JWLR.PK; “Whitehall”) announced that JWL Acquisition Corp., a wholly-owned subsidiary of Newcastle, will commence a cash tender offer to purchase all of the outstanding shares of Whitehall for $1.20 per share.

The tender offer will be subject to several conditions, including (i) a majority of Whitehall’s shares on a fully diluted basis being tendered and not withdrawn, (ii) the termination of the Securities Purchase Agreement, dated as of October 3, 2005, between Whitehall, PWJ Funding LLC, PWJ Lending LLC and Holtzman Opportunity Fund, L.P. pursuant to which Whitehall would sell up to $50 million in convertible notes, (iii) stockholder rejection of the conditions to consummation of such Securities Purchase Agreement, (iv) a refinancing, acceptable to Newcastle, of Whitehall’s senior credit facility or a consent to the Offer to Purchase and the potential merger thereafter by the lenders under Whitehall’s senior credit facility, (v) Whitehall’s Board of Directors redeeming the associated preferred stock purchase rights or Newcastle being satisfied that the rights have been invalidated or are otherwise inapplicable to the offer and the potential merger thereafter, as described in the Offer to Purchase, (vi) Whitehall’s Board of Directors approving replacement financing to be provided by Newcastle of Whitehall’s existing bridge loan financing with financial terms no less favorable to Whitehall than the existing financing, but with no warrants, conversion rights or other equity related components and (vii) Newcastle being satisfied that Section 203 of the Delaware General Corporation Law is inapplicable to the Offer to Purchase and the potential merger thereafter. The offer will not be subject to or conditioned upon any financing arrangements other than as provided above. Newcastle expects to commence the tender offer on or about Monday, December 5, 2005.

Newcastle also announced that it is filing a preliminary proxy statement with the U.S. Securities and Exchange Commission (“SEC”) relating to Newcastle’s solicitation of proxies in opposition to the proposals relating to a pending financing transaction between Whitehall and investment funds managed by Prentice Capital Management, L.P. and Holtzman Opportunity Fund, L.P. to be voted on at a special meeting of stockholders. Specifically, Newcastle is soliciting proxies against each of Whitehall’s proposals at the special meeting, which are: (i) a proposal to approve the issuance of shares of common stock pursuant to the terms of Whitehall’s secured convertible notes, (ii) a proposal to approve an amendment to Whitehall’s certificate of incorporation to effect a 1-for-2 reverse stock split of its capital stock and (iii) a proposal to elect one (1) Class I director, three (3) Class II directors and two (2) Class III directors. As of this time, neither a record date nor a meeting date has been set by Whitehall for this special meeting of stockholders. Upon completion of the SEC review process, Newcastle intends to file and mail to stockholders a definitive proxy statement. Steven Pully has also announced his resignation as a director of Whitehall today.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY WHITEHALL’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT NEWCASTLE PARTNERS, L.P. INTENDS TO FILE ON OR ABOUT DECEMBER 5, 2005. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM NEWCASTLE PARTNERS, L.P.

Any forward-looking statements contained in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, among others: the willingness of Whitehall stockholders to tender their shares in the tender offer and the number and timing of shares tendered; the receipt of third party consents to the extent required for the acquisition; and satisfaction of the various closing conditions. Other important factors that could cause actual results to differ materially are included but are not limited to those listed in Whitehall’s periodic reports and registration statements filed with the Securities and Exchange Commission. Newcastle undertakes no obligation to update information contained in this release.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Newcastle Partners, L.P. (“Newcastle”), together with the other Participants (as defined below), has made a preliminary filing with the SEC of a proxy statement (the “Preliminary Proxy Statement”) and accompanying proxy card to be used to solicit votes against each proposal of Whitehall Jewellers, Inc. (the “Company”) relating to a pending financing transaction between the Company and investment funds managed by Prentice Capital Management, L.P. and Holtzman Opportunity Fund, L.P. at a special meeting of stockholders, which has not yet been scheduled by the Company (the “Special Meeting”).

NEWCASTLE ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS RELATING TO THE SPECIAL MEETING AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THE PROXY MATERIALS, WITHOUT CHARGE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL-FREE NUMBER: (800) 322-2885 OR BY E-MAIL AT: PROXY@MACKENZIEPARTNERS.COM.

THE PARTICIPANTS IN THE PROXY SOLICITATION ARE NEWCASTLE PARTNERS, L.P., NEWCASTLE CAPITAL MANAGEMENT, L.P., NEWCASTLE CAPITAL GROUP, L.L.C., MARK E. SCHWARZ, STEVEN J. PULLY AND JOHN P. MURRAY (THE “PARTICIPANTS”). INFORMATION REGARDING THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS IS AVAILABLE IN THE SCHEDULE 13D JOINTLY FILED WITH THE SEC ON APRIL 19, 2005, AS SUBSEQUENTLY AMENDED ON JULY 7, 2005 AND OCTOBER 27, 2005, AND THE PRELIMINARY PROXY STATEMENT.